SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mod-Pac Corp.
(Name of Issuer)

Common Stock, $0.01 par value
Class B Common Stock, $0.01 par value
(Title of Class of Securities)

607495108
607495207
(CUSIP Number)

Daniel G. Keane
1801 Elmwood Avenue
Buffalo, New York 14207
(716) 873-0640
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 280,321 shares of Common Stock[1] 201,237 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4% of the outstanding shares of Common Stock

35.8% of the outstanding shares of Class B Common Stock

26.6% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

13.6% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

1 Includes 223,400 shares of Common Stock issuable upon exercise of options and 25,000 shares of Common Stock held in a custodial account for the benefit of the Reporting Person's children for which Daniel G. Keane serves as the sole custodian.

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Daniel G. Keane Descendants Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 406,905 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 406,905 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8% of the outstanding shares of Common Stock

4.9% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

12.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON OO

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Leslie R. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	8	SHARED VOTING POWER 406,905 shares of Common Stock[2]
	9	SOLE DISPOSITIVE POWER 16,997 shares of Common Stock 14,995 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 406,905 shares of Common Stock[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 423,902 shares of Common Stock[2] 14,995 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.4% of the outstanding shares of Common Stock

2.7% of the outstanding shares of Class B Common Stock

6.8% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

13.2% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

2 Includes 406,905 shares of Common Stock held in trust by the Daniel G. Keane Descendants Trust.

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Kevin T. Keane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 99,189 shares of Common Stock[3] 75,649 shares of Class B Common Stock[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,189 shares of Common Stock[3] 75,649 shares of Class B Common Stock[4]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 99,189 shares of Common Stock[3] 75,649 shares of Class B Common Stock[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% of the outstanding shares of Common Stock

13.4% of the outstanding shares of Class B Common Stock

10.1% of the aggregate voting power of the outstanding shares of Common Stock and Class B Common Stock

5.3% of the economic interest of the outstanding shares of Common Stock and Class B Common Stock

14	TYPE OF REPORTING PERSON IN

3 Includes 64,750 shares of Common Stock issuable upon exercise of options and 29,439 shares of Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife.

4 Includes 12,413 shares of Class B Common Stock owned by, or held in trust for the benefit of, the Reporting Person's wife.

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 6 of 10 Pages

This Amendment No. 4 amends the statement on Schedule 13D filed by certain of the Reporting Persons on October 26, 2012 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by certain of the Reporting Persons on October 29, 2012, Amendment No. 2 filed by the Reporting Persons on December 17, 2012 and Amendment No. 3 filed by the Reporting Persons on January 17, 2013 (the Original Schedule 13D, as amended, the "Schedule 13D") relating to the (i) shares of common stock, par value $0.01 per share (the "Common Stock"), of Mod-Pac Corp., a New York corporation (the "Issuer") and (ii) shares of class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer. This Amendment No. 4 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

It is anticipated that the funding (excluding expenses) required for the transactions contemplated by the Merger Agreement (as defined in Item 4 below) as further described in Item 4 below (the "Transaction") will be approximately $22.2 million.

Mandan Acquisition Corp., a New York corporation ("Merger Sub") and wholly owned subsidiary of Parent (as defined below) has entered into a commitment letter, dated April 8, 2013, with M&T Bank (the "Debt Commitment Letter") providing that, upon the terms and conditions specified therein, M&T Bank will provide up to $22 million of the required funding for the Transaction through a combination of a $6 million revolving credit facility and a $16 million term loan facility. Additional funding required for the Transaction has been or will be funded by certain Family Shareholders, Parent or Family Corp. (each as defined below). This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by the Debt Commitment Letter attached hereto as Exhibit 12 and incorporated herein by reference.

In addition, on April 11, 2013, the Reporting Persons, Elizabeth R. Keane (the wife of Mr. K. Keane), individually and as Co-Trustee under the Irrevocable Lifetime Trust Agreement dated as of October 15, 1997, and Kevin R. Keane (the brother of Mr. D. Keane and the son of Mr. K. Keane) as Co-Trustee under the Irrevocable Lifetime Trust Agreement dated as of October 15, 1997 (collectively, the "Family Shareholders") entered into a Rollover Agreement (the "Rollover Agreement") with LeCaron Enterprises Corp., a Delaware corporation ("Family Corp."). Pursuant to the Rollover Agreement, the Family Shareholders will, subject to the terms and conditions contained therein, immediately prior to the effective time of the Merger, (i) convert all of the Class B Common Stock owned by them into the Company's Common Stock on a one-to-one basis in accordance with the Issuer's Certificate of Incorporation and (ii) then contribute, assign, transfer, convey and deliver all of the shares of the Company’s Common Stock (including those shares issued upon conversion of the Company’s Class B Common Stock) then owned by such parties (collectively, the "Rolled Shares") to Family Corp. in exchange for all of the equity interests in Family Corp. (the "Rollover"). On April 11, 2013, Family Corp. entered into a Contribution Agreement (the "Contribution Agreement") with Rosalia Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Family Corp. ("Parent"), pursuant to which Family Corp. will, subject to the terms and conditions contained therein, contribute the Rolled Shares to Parent in exchange for equity interests in Parent immediately after the consummation of the Rollover, but prior to the effective time of the Merger. The Rolled Shares are

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 7 of 10 Pages

valued at approximately $7,392,120 (based on the $8.40 per share merger consideration described in Item 4). The Issuer is not a party to the Rollover Agreement or the Contribution Agreement. The Rollover Agreement and the Contribution Agreement are filed as Exhibits 13 and 14 hereto, respectively, and are each incorporated by reference into this Item 3. The foregoing description of the Rollover Agreement and Contribution Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 11, 2013, the Issuer published a press release announcing that it entered into an Agreement and Plan of Merger, dated as of April 11, 2013 (the "Merger Agreement"), with Parent and Merger Sub. At the effective time of the Merger (as defined below), each issued and outstanding share of the Issuer (other than shares owned by the Parent and Merger Sub (which will include at the effective time all the shares held by the Family Shareholders) and dissenting shares of the Company's Class B Common Stock) will be converted into the right to receive $8.40 per share, in cash and Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). The Merger Agreement is filed as Exhibit 15 hereto and incorporated by reference into this Item 4. The foregoing description of the Merger Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

In connection with the execution of the Merger Agreement, the Family Shareholders entered into the Rollover Agreement described in Item 3 above. Pursuant to the Rollover Agreement, the Family Shareholders will, subject to the terms and conditions contained therein, immediately prior to the effective time of the Merger, contribute the Rolled Shares to Family Corp. in exchange for equity interests in Family Corp. The Family Shareholders also entered into the Contribution Agreement described in Item 3 above pursuant to which Family Corp. will, subject to the terms and conditions contained therein, contribute the Rolled Shares to Parent in exchange for equity interests in Parent immediately after the consummation of the Rollover, but prior to the effective time of the Merger. The Rollover Agreement and the Contribution Agreement are filed as Exhibits 13 and 14 hereto, respectively, and incorporated by reference into this Item 4. The foregoing description of the Rollover Agreement and Contribution Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof.

Shareholders of the Company will be asked to vote on the adoption of the Merger Agreement and the approval of the Merger at a special shareholders meeting called for such purpose that will be held on a date to be announced. The Merger Agreement provides, amount other things, that the closing of the Merger is subject to a non-waiveable condition that an affirmative vote of a majority of the votes cast at such meeting, other than those issued and outstanding shares of the Company's Common Stock or Class B Common Stock beneficially owned by the Family Shareholders, adopt the Merger Agreement and approve the Merger.

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 8 of 10 Pages

Also in connection with the execution of the Merger Agreement, (i) the Family Shareholders, Parent and Family Corp. entered into a Voting Agreement, dated as of April 11, 2013 (the "Voting Agreement"), pursuant to which each Family Shareholder, Family Corp. and Parent agreed, subject to the terms and conditions set forth therein, to vote the outstanding Common Stock and Class B Common Stock over which they have voting power (representing in the aggregate approximately 41.0% of the Company's total outstanding voting power as of the date hereof) in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) Mr. D. Keane executed a limited guarantee in favor of the Issuer, dated April 11, 2013 (the "Limited Guarantee"), pursuant to which he guaranteed to the Company, subject to the terms and conditions set forth therein, the obligation of Parent under the Merger Agreement to reimburse, under certain circumstances, the Issuer’s transaction expenses up to a maximum amount of $500,000.

The Voting Agreement and Limited Guarantee are filed as Exhibits 16 and 17 hereto respectively, and are incorporated by reference into this Item 4. The foregoing descriptions of the Voting Agreement and Limited Guarantee do not purport to be complete, and are qualified in their entirety by reference to the full text thereof.

The purpose of the Transaction is to acquire all of the outstanding capital stock of the Issuer (other than the Rollover Shares). If the Transaction is consummated, the Common Stock of the Issuer will be delisted from The NASDAQ Global Market and the Common Stock and Class B Common Stock will cease to be registered under the Act and the Issuer will be privately held by Parent.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and Class B Common Stock and percentages of the Common Stock and Class B Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 2,753,826 shares of Common Stock and the 562,770 shares of Class B Common Stock outstanding as of April 3, 2013, as represented by the Issuer in the Merger Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock and Class B Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transaction in the Issuer's stock during the past sixty days.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock or Class B Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby supplemented as follows:

See the discussion in Item 4 regarding the Rollover Agreement, the Contribution Agreement, the Merger Agreement, the Voting Agreement and the Limited Guarantee. Such descriptions of the Rollover Agreement, the Contribution Agreement, the Merger Agreement, the Voting Agreement and the Limited Guarantee do not purport to be complete, and are qualified in their entirety by reference to the full text of the Rollover Agreement, the Contribution Agreement, the Merger Agreement, the Voting Agreement and the Limited Guarantee, which are filed as Exhibits 13, 14, 15, 16 and 17 respectively, and incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 12: Debt Commitment Letter, dated April 8, 2013, by and between Merger Sub and M&T Bank (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by the Issuer on April 15, 2013).

Exhibit 13: Rollover Agreement, dated as of April 11, 2013, by and among Family Corp. and the Family Shareholders (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K/A filed by the Issuer on April 15, 2013).

Exhibit 14: Contribution Agreement, dated as of April 11, 2013, by and between Family Corp. and Parent.

Exhibit 15: Merger Agreement, dated as of April 11, 2013, by and among Parent, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A filed by the Issuer on April 15, 2013).

Exhibit 16: Voting Agreement, dated as of April 11, 2013, by and among the Issuer, Family Corp. Parent and the Family Shareholders (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K/A filed by the Issuer on April 15, 2013).

Exhibit 17: Limited Guarantee, dated as of April 11, 2013 by Mr. D. Keane (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K/A filed by the Issuer on April 15, 2013).

CUSIP No. 607495108 and 607495207	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2013

/s/ Daniel G. Keane
DANIEL G. KEANE

DANIEL G. KEANE DESCENDANTS TRUST

/s/ Leslie R. Keane
Name: Leslie R. Keane
Title: Trustee

/s/ Leslie R. Keane
LESLIE R. KEANE

/s/ Kevin T. Keane
KEVIN T. KEANE